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                    December 20, 2023

       Richard G. Rodick
       Chief Financial Officer
       Altisource Asset Management Corp
       5100 Tamarind Reef
       Christiansted, U.S. Virgin Islands 00820

                                                        Re: Altisource Asset
Management Corp
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 001-36063

       Dear Richard G. Rodick:

               We issued comments to you on the above captioned filing on November 27, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 4, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
       with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction